File No. 70-9875

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           AMENDMENT NO. 3 TO FORM U-1

                             APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                             Energy East Corporation
                    New York State Electric & Gas Corporation
                                 P.O. Box 12904
                           Albany, New York 12212-2904

  (Names of companies filing this statement and addresses of principal executive offices)

                             Energy East Corporation

                 (Name of top registered holding company parent)

                               Kenneth M. Jasinski
             Executive Vice President, General Counsel and Secretary
                             Energy East Corporation
                                 P.O. Box 12904
                           Albany, New York 12212-2904

                   (Names and addresses of agent for service)

The Commission is requested to send copies of all orders, notices and communications to:

     Adam Wenner                                  Frank Lee
     Donna J. Bobbish                             Huber Lawrence & Abell
     Vinson & Elkins L.L.P.                       605 Third Avenue
     1455 Pennsylvania Ave., N.W.                 New York, New York 10158
     Washington, D.C. 20004                       (212) 682-6200
     (202) 639-6618

     The Form U-1 Application/Declaration in this proceeding filed originally with the Securities and Exchange Commission on March 30, 2001, amended and restated on August 28, 2001, and amended on October 29, 2001, is hereby amended to provide an updated analysis under Rules 53 and 54.


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ITEM  3.     APPLICABLE  STATUTORY  PROVISIONS

     This filing also is subject to Rules 53 and 54.(1) Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of financing the acquisition of an "exempt wholesale generator" ("EWG"), or to guaranty the securities of an EWG, if each of the conditions in paragraphs
(a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or "foreign utility companies" ("FUCOs") in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

     Rule 53(a)(1): Rule 53(a)(1) limits a registered holding company's financing of investments in EWGs if that holding company's "aggregate investment" in EWGs and FUCOs exceeds 50% of its "consolidated retained earnings." Immediately following the Closing Date, Energy East's "aggregate investment" in EWGs and FUCOs will be approximately $25 million, or approximately 0.2 percent of Energy East's "consolidated retained earnings" at June 30, 2001 (approximately $1,006 million).

     Rule 53(a)(2): Energy East has complied and will continue to comply with the record keeping requirements of Rule 53(a)(2) concerning affiliated EWGs and FUCOs. Specifically, Energy East will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Energy East will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

     Rule 53(a)(3): As required by Rule 53(a)(3), no more than 2 percent of the employees of NYSEG, The Southern Connecticut Gas Company, Maine Natural Gas Corporation, Central Maine Power Company, Maine Electric Power Company, Inc., NORVARCO, Connecticut Natural Gas Corporation and The Berkshire Gas Company will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

     In addition, Energy East states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.


-------------------------------
1     17 C.F.R. Sec. 250.53 and 250.54 (2000).


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SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                                    ENERGY  EAST  CORPORATION
Dated:  October 31, 2001

                                    By:    /s/  Robert  D.  Kump
                                           --------------------------------
                                    Name:  Robert  D.  Kump
                                    Title: Vice  President  and  Treasurer

                                    NEW  YORK  STATE  ELECTRIC
                                       &  GAS  CORPORATION


                                    By:    /s/  Sherwood  J.  Rafferty
                                           --------------------------------
                                    Name:  Sherwood  J.  Rafferty
                                    Title: Senior  Vice  President  and
                                           Chief  Financial  Officer


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